                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


Filed by the registrant [ ]
Filed by a party other than the registrant [X]

Check the appropriate box:
[X] Preliminary proxy statement          [ ] Confidential, for use of the
                                             Commission only (as permitted by
                                             Rule 14a-6(e)(2))

[ ]  Definitive proxy statement
[ ]  Definitive additional materials
[ ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12


                              DEL WEBB CORPORATION
                (Name of Registrant as Specified In Its Charter)

                               J.F. SHEA CO., INC.
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                       [Letterhead of J.F. Shea Co., Inc.]

                                                         October 27, 2000

Dear Del Webb Corporation Shareholder:

J.F. Shea Co., Inc. is a Del Webb shareholder and one of the nation's largest builders and developers of master-planned communities.

We recently submitted a proposal offering to buy Del Webb for $30 cash per share, subject to limited, confirmatory due diligence and have provided Del Webb management with documentation confirming our ability to finance such a transaction. Yet,in our opinion, our repeated attempts to enter into meaningful discussions with Del Webb management have not been successful.

We strongly believe Del Webb would benefit from new, independent directors on its Board, which is why we will support the election of the Pacific Partners nominees at Del Webb's annual meeting on November 2, 2000.

We urge you to vote the BLUE proxy card sent to you by Pacific Partners in favor of its nominees. Send a message to the Del Webb Board that you want management to explore every avenue available to maximize the value of Del Webb shares for the benefit of all shareholders.

Further details about J.F. Shea Co. and our $30 cash proposal to acquire Del Webb can be found in the enclosed proxy statement which we urge you to read carefully. If you have any questions or require assistance in voting your Del Webb shares, please call MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500.

We appreciate your support of J. F. Shea's $30 cash proposal and the Pacific Partners nominees.


                                         Sincerely,

                                         /s/ John F. Shea

                                         John F. Shea

                               J.F. SHEA CO., INC.
                                 PROXY STATEMENT
             IN OPPOSITION TO THE NOMINEES OF THE BOARD OF DIRECTORS
                             OF DEL WEBB CORPORATION
                         Annual Meeting of Stockholders
                                November 2, 2000



                                  INTRODUCTION

Several months ago, J.F. Shea Co., Inc. ("J.F. Shea") approached Del Webb Corporation ("Del Webb") in an effort to negotiate a transaction that we believe would benefit the shareholders, employees and customers of both companies. We proposed to acquire all of the outstanding shares of common stock of Del Webb (the "Common Stock") for $30 per share, subject to limited confirmatory due diligence. Since then, we have attempted without success to engage Del Webb in meaningful negotiations.

Del Webb has instead, in our opinion, utilized various excuses and stalling tactics, including its claim that we do not have the ability to finance the transaction even though its Chairman, Phillip Dion, has privately admitted that there is "no doubt" about our ability to secure sufficient financing. Plainly stated, we believe Del Webb has never negotiated with us in good faith and has shown no signs that it is willing to do so. Del Webb's recent October 26, 2000 announcement that J.F. Shea has accepted Del Webb's invitation to meet is, in our opinion, just the latest in its smokescreen tactics. The truth is, we have been urging Del Webb to have meetings with us for months.

As a result of Del Webb's conduct, on October 9, 2000, we announced that we intended to vote our shares of Del Webb for the nominees of Pacific Partners LLP at Del Webb's 2000 Annual Shareholders Meeting (the "2000 Annual Meeting"), and that we would not file proxy materials in connection with our previously nominated slate of directors. We explained that the existence of two competing alternatives to Del Webb's directors' slate would diminish the opportunity of Del Webb's shareholders to elect a slate of directors committed to enhancing shareholder value.

On October 25, 2000, we announced that if Pacific Partners' nominees were not elected, we intended to withdraw our offer to acquire the outstanding shares of Del Webb for $30 cash per share. In a letter to the Board of Directors of Del Webb, we explained that we believed that the election of directors will be a referendum on whether Del Webb's shareholders desire a review of strategic alternatives for the company, including consideration of any reasonable outside offers for the company, such as the one we have proposed.

J.F. Shea determined to support Pacific Partners' nominees following communications with representatives of Pacific Partners that caused J.F. Shea to conclude that Pacific Partners' nominees would act in the best interests of all of Del Webb's shareholders. J.F. Shea has no contracts, agreements, arrangements or understandings with Pacific Partners relating to this


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



solicitation of proxies or with respect to the acquisition, disposition or voting of Del Webb securities. J.F. Shea also has had, and may in the future have, communications with other shareholders of Del Webb for the purpose of communicating with them the rationale for J.F. Shea's decision to support the Pacific Partners' nominees.

In addition, J.F. Shea may have discussions with various financing parties, lending institutions, potential equity participants with respect to the financing of its $30 per share offer for all of the shares of Del Webb.

This Proxy Statement will first be sent to stockholders on or about October 30, 2000.

              PACIFIC PARTNERS' NOMINEES FOR ELECTION OF DIRECTORS
                                (Proposal No. 1)

J.F. Shea recommends that you submit your proxy to Pacific Partners on the BLUE Proxy Card enclosed with the Pacific Partners Proxy Statement dated October 19, 2000 (the "Pacific Partners Proxy Statement") to cast your vote FOR the nominees of Pacific Partners to be elected at the 2000 Annual Meeting. Information regarding Pacific Partners' nominees for election to the Del Webb Board is contained in the Pacific Partners Proxy Statement. J.F. Shea makes no recommendation with respect to the nominee for election to the Del Webb Board who is not a Pacific Partners nominee. If you have previously executed a WHITE proxy card, we urge you to revoke it by executing and delivering a later dated BLUE proxy card.

                                 OTHER PROPOSALS

                        The New Del Webb Incentive Plans
                             (Proposal Nos. 2 and 3)

Del Webb's Board of Directors seeks approval of the Del Webb Corporation 2000 Executive Long-Term Incentive Plan (the "Equity Plan") and the Del Webb Corporation 2000 Executive Management Incentive Plan (the "Cash-Pay Plan" and together with the Equity Plan, the "Incentive Plans"). J.F. Shea makes no recommendation with respect to the Incentive Plans.

   Ratification of Appointment of Principal Independent Public Accounting Firm
                                (Proposal No. 4)

Del Webb's Board of Directors has appointed the firm of KPMG LLP as Del Webb's principal independent public accounting firm and seeks stockholder ratification of this appointment. J.F. Shea makes no recommendation with respect to the ratification of the appointment of KPMG LLP as Del Webb's principal independent public accounting firm for the year ending June 30, 2001.



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


                       VOTING PROCEDURES AND OTHER MATTERS

Information regarding the submission and revocation of proxies, the number of shares outstanding as of the record date, the establishment of a quorum, vote required for approval and the treatment of abstentions and "broker non-votes" is contained in the Pacific Partners Proxy Statement.

                       INFORMATION REGARDING J.F. SHEA AND
                     OTHER PARTICIPANTS IN THE SOLICITATION

The following persons may be deemed to be "participants" in this solicitation under the federal securities laws: J.F. Shea, John F. Shea, President and Chief Executive Officer and a principal shareholder of J.F. Shea, and Bruce J. Varker, Executive Vice President of Finance and Planning of J.F. Shea, Roy Humphreys, President and Chief Executive Officer of Shea Homes, Batchelder & Partners, Inc., financial adviser to J.F. Shea, David H. Batchelder, Chairman and Chief Executive Officer of Batchelder & Partners, Inc., Joel L. Reed, President and Chief Operating Officer of Batchelder & Partners, Inc., Kathleen D. Scott, Partner of Batchelder & Partners, Inc., and Ralph V. Whitworth, Partner of Batchelder & Partners, Inc.

Information regarding J.F. Shea and the other persons who may be deemed to be participants in this solicitation, including purchases of Common Stock, is set forth on Annex I hereto.

Except as set forth in this Proxy Statement (including Annex I hereto), neither J.F. Shea nor, to the best knowledge of J.F. Shea, any other participant in this solicitation or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of Del Webb; (ii) has had any relationship with Del Webb in any capacity other than as a stockholder, or has been a party to any transaction, or series of similar transactions, since the beginning of Del Webb's last fiscal year with respect to any shares of Del Webb's capital stock; (iii) knows of any transactions since the beginning of Del Webb's last fiscal year, currently proposed transactions, or series of similar transactions, to which Del Webb was or is to be a party, in which the amount involved exceeds $60,000 and which any of them or their respective affiliates had, or will have, a direct or indirect material interest;
(iv) has any interest in the matters to be voted on at the 2000 Annual Meeting, other than an interest, if any, as a stockholder of Del Webb; (v) has been indebted to Del Webb; or (vi) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Except as set forth in this Proxy Statement (or in Annex I hereto), there are no contracts, arrangements or understandings entered into by J.F. Shea or, to the best knowledge of J.F. Shea, any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of Del Webb's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.




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Except as set forth in this Proxy Statement (including Annex I hereto), neither
J.F. Shea nor, to the best knowledge of J.F. Shea, any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by Del Webb or (ii) any future transactions to which Del Webb will or may be a party.

                             SOLICITATION; EXPENSES

In connection with our solicitation of proxies for use at the 2000 Annual Meeting, such proxies may be solicited by mail, courier service, advertisement, telephone, facsimile or other electronic means, and in person. Solicitations may be made by employees of J.F. Shea, for which no additional compensation will be paid. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material from J.F. Shea to their customers for whom they hold shares and J.F. Shea will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

J.F. Shea has retained MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation of proxies. J.F. Shea has agreed to pay MacKenzie Partners, Inc. a fee not to exceed $150,000, has agreed to reimburse it for its reasonable out-of-pocket expenses and has agreed to indemnify it against certain liabilities and expenses including liabilities and expenses under the federal securities laws. Approximately ten persons may be used by MacKenzie Partners, Inc. in its solicitation of proxies for use at the 2000 Annual Meeting.

Batchelder & Partners, Inc. ("Batchelder") is acting as financial advisor to J.F. Shea in connection with J.F. Shea's proposed acquisition of Del Webb and is being compensated for its services in that capacity. Certain principals of Batchelder may communicate with stockholders of Del Webb for the purpose of assisting in the solicitation of proxies and may be deemed "participants" in connection with such solicitation. Batchelder will not receive any additional fee for or in connection with such activities.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies for the nominees proposed by Pacific Partners for the 2000 Annual Meeting will be borne by J.F. Shea. We do not intend to seek reimbursement for such expenses from Del Webb or any other party or parties. J.F. Shea estimates that its total expenditures relating to the solicitation (other than any possible costs that may be incurred if litigation is initiated) will be approximately $150,000. Total expenditures to date have been approximately $30,000.


                       CERTAIN INFORMATION ABOUT DEL WEBB

Del Webb is a Delaware corporation with its principal executive office located at 6001 North 24th Street, Phoenix, Arizona 85106. Del Webb is subject to the informational requirements of the



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Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by Del Webb with the SEC can be inspected and copied at the public reference facilities maintained at the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Officers, Judiciary Plaza, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Documents filed electronically by Del Webb and by Pacific Partners are also available at the SEC's Web site (http://www.sec.gov).

Information regarding shares outstanding as of the record date, the establishment of a quorum, vote required for approval, treatment of abstentions and "broker non-votes," admission requirements to the 2000 Annual Meeting, ownership of shares of Common Stock by directors and executive officers of Del Webb and by other persons who own more than five percent of the outstanding shares of Common Stock, the background of Del Webb's nominees for election to the Board of Directors, the compensation paid and payable to Del Webb's directors and their responsibilities and the meetings of Del Webb's Board of Directors and certain committees thereof and requirements regarding the submission of stockholder proposals to be considered for inclusion in Del Webb's proxy statement for the 2001 Annual Meeting of Stockholders is contained in the Del Webb Proxy Statement dated September 22, 2000 (the "Del Webb Proxy Statement"). J.F. Shea assumes no responsibility for the accuracy or completeness of such information.

The 2000 Annual Meeting is scheduled to be held on November 2, 2000 at 9:00 a.m. at the Renaissance Esmeralda Resort, 44-400 Indian Wells Lane, Indian Wells, California. Del Webb has set the close of business on September 5, 2000 as the record date for determination of stockholders entitled to notice of, and to vote at, the 2000 Annual Meeting.


                                  OTHER MATTERS

Reference is made to the Del Webb Proxy Statement for information concerning Del Webb stock, beneficial ownership of the stock by, and other information concerning, Del Webb's Board of Directors and management, the principal holders of the stock and the procedure for submitting stockholder proposals for consideration at the 2000 Annual Meeting.

J.F. Shea does not know of any matter other than those described above that will be presented for action at the 2000 Annual Meeting.

J.F. Shea's mailing address is c/o MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010. For additional information or if you have questions, please contact our proxy solicitor, MacKenzie Partners, Inc. at 800-322-2885 (toll free) or 212-929-5500 (call collect).



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                                     ANNEX I

A.        Background

           INFORMATION REGARDING J.F. SHEA CO., INC. AND PARTICIPANTS
                               IN THE SOLICITATION

         The individuals listed in this Annex I are citizens of the United
         States.

1.       J.F. Shea Co., Inc.

a.       Address:                 655 Brea Canyon Road, Walnut, California 91789

b.       Principal Business:      Construction and Real Estate

2.       John F. Shea

a.       Business Address:        655 Brea Canyon Road, Walnut, California 91789

b.       Principal Occupation:    Chairman, J.F. Shea Co., Inc.

c.       Principal Business:      Construction and Real Estate

3.       Bruce J. Varker

a.       Business Address:        655 Brea Canyon Road, Walnut, California 91789

b.       Principal Occupation:    Executive Vice President of Finance and Planning, J.F. Shea Co., Inc.

c.       Principal Business:      Construction and Real Estate

4.       Roy Humphreys

a.       Business Address:        Shea Homes, 655 Brea Canyon Road, Walnut, California 91789

b.       Principal Occupation:    President and Chief Executive Officer, Shea Homes

c.       Principal Business:      Developer and Home Builder

5.       Batchelder & Partners, Inc.

a.       Business Address:        11975 El Camino Real, Suite 300, San Diego, California 92130

b.       Principal Business:      Financial Advisory Services

6.       David H. Batchelder

a.       Business Address:        Batchelder & Partners, Inc., 11975 El Camino Real, Suite 300, San
         Diego, California 92130

b.       Principal Occupation:    Chairman and Chief Executive Officer, Batchelder & Partners, Inc.

c.       Principal Business:      Financial Advisory Services

7.       Joel L. Reed

a.       Business Address:        Batchelder & Partners, Inc., 11975 El Camino Real, Suite 300, San
         Diego, California 92130

b.       Principal Occupation:    President and Chief Operating Officer, Batchelder & Partners, Inc.

c.       Principal Business:      Financial Advisory Services

8.       Kathleen D. Scott

a.       Business Address:        Batchelder & Partners, Inc., 11975 El Camino Real, Suite 300, San
         Diego, California 92130

b.       Principal Occupation:    Partner

c.       Principal Business:      Financial Advisory Services

9.       Ralph V. Whitworth

a.       Business Address:        Batchelder & Partners, Inc., 11975 El Camino Real, Suite 300, San
         Diego, California 92130

b.       Principal Occupation:    Partner

c.       Principal Business:      Financial Advisory Services



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B. Common Stock Purchases and Sales by J.F. Shea & Co., Inc. and Other
   Participants


     Date of Transaction      Number of Shares            Identity of Acquirer and Relationship
                              Purchased or Sold

     August 24, 2000          100 purchased               J. F. Shea Co., Inc.(1)

     August 4, 2000           5,300 purchased             Shea Homes Limited Partnership(2)

     August 8, 2000           6,000 purchased             Shea Homes Limited Partnership(2)

     August 9, 2000           4,200 purchased             Shea Homes Limited Partnership(2)

     August 10, 2000          5,000 purchased             Shea Homes Limited Partnership(2)

     August 15, 2000          1,100 purchased             Shea Homes Limited Partnership(2)

     August 16, 2000          25,700 purchased            Shea Homes Limited Partnership(2)

     March 17, 2000           3,000 purchased             E & MRP Trust3

     March 30, 2000           5,000 purchased             E & MRP Trust(3)

     April 5, 2000            600 purchased               E & MRP Trust(3)

     April 6, 2000            1,100 purchased             E & MRP Trust(3)

     April 18, 2000           5,000 purchased             E & MRP Trust(3)


--------
(1) J.F. Shea Co., Inc. is the stockholder of record. John F. Shea may be deemed to be a beneficial owner of the Del Webb shares held by J.F. Shea by virtue of his being a principal stockholder of J.F. Shea.

(2) J.F. Shea Co., Inc. is the General Partner of Shea Homes Limited Partnership and holds 20% of the equity interest therein, therefore Shea Homes Limited Partnership may be deemed to be an affiliate of the stockholder of record under federal securities laws.

(3) The E & MRP Trust owns approximately 25% of the outstanding shares of J.F. Shea Co., Inc. common stock (the only class of J.F. Shea Co., Inc. stock) and may be deemed to be an affiliate of the stockholder of record under federal securities laws.


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          -----------------------------------------------------------

                                  TIME IS SHORT.

                             YOUR VOTE IS IMPORTANT.
                         VOTE THE BLUE PROXY IN FAVOR OF
                         THE PACIFIC PARTNERS NOMINESS.
                       IF YOU HAVE QUESTIONS, PLEASE CALL:


                         [MACKENZIE PARTNERS, INC LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          proxy@mackenziepartners.com
                          ---------------------------
                         (212) 929-5500 (call collect)

                                       or
                            TOLL FREE (800) 322-2885

          -----------------------------------------------------------